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                                                                    EXHIBIT 99.1

July 16, 1999

Sandy McBride
Active Software, Inc.
333 Octavius Drive
Santa Clara, CA 95054

Dear Ms. McBride,

Per our discussion you have approval to use the following statistics as stated below (in bold) showing META Group's estimate of the number of applications that the average Fortune 1000 company maintains and the IT budget allocation for their integration-related efforts.

From Active Software prospectus (page 36, paragraph 2, Industry Background)

"META Group estimates that the average Fortune 1000 company maintains 49 distinct enterprise applications and spends from one-quarter to one-third of its total IT budget on integration-related efforts."

Sincerely,



/s/ Bernard Denoyer, CFO
in Business Section only
META Group